SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K


(Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the Fiscal Year ended March 30, 2000

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from _______ to ________

                          Commission file number 1-9247

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
                            (Full title of the Plan)

                     Computer Associates International, Inc.
                          One Computer Associates Plaza
                               Islandia, NY 11749

         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ITEM 1.  Financial Statements and Exhibits.

(a) The financial statements filed herewith consist of the following:

      Report of Independent Auditors                                  F-1

      Statement of Assets Available for Benefits
       as of March 30, 2000 and 1999                                  F-2

      Statement of Changes in Assets Available for
       Benefits for the Year Ended March 30, 2000                     F-3

      Notes to Financial Statements                                   F-4

      Schedule of Assets Held for Investment Purposes
       at end of year; March 30, 2000                                F-10


(b) The exhibit filed in connection with this Annual Report is as follows:

      Exhibit Number                     Document
      --------------                  --------------
      Exhibit 23                      Consent of KPMG LLP


                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan committee (who administer the Computer Associates Savings Harvest
Plan) have duly caused this Annual Report to be signed by the Undersigned thereunto duly authorized.


                  COMPUTER ASSOCIATES
                  SAVINGS HARVEST PLAN


Date: September 25, 2000       By:  /s/ Ira Zar
                                    ----------------------
                                    Ira Zar
                                    Member, Plan Committee

                          COMPUTER ASSOCIATES SAVINGS
                                  HARVEST PLAN

                       Financial Statements and Schedule

                            March 30, 2000 and 1999

                  (With Independent Auditors' Report Thereon)

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

                               Table of Contents

                                                                Page

Independent Auditors' Report                                      1

Financial Statements

  Statements of Assets Available for Benefits
   as of March 30, 2000 and 1999                                  2

  Statement of Changes in Assets Available for
   Benefits for the year ended March 30, 2000                     3

  Notes to Financial Statements                                   4


Schedule

  Schedule of Assets Held for Investment
   Purposes at End of Year                                       10

                          Independent Auditors' Report


Computer Associates Savings Harvest Plan Committee
Computer Associates Savings Harvest Plan:


We have audited the accompanying statements of assets available for benefits of Computer Associates Savings Harvest Plan (the Plan) as of March 30, 2000 and 1999, and the related statement of changes in assets available for benefits for the year ended March 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of March 30, 2000 and 1999, and the changes in assets available for benefits for the year ended March 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        /s/ KPMG LLP
September 20, 2000

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

                  Statements of Assets Available for Benefits

                           March 30, 2000 and 1999

                                                2000                    1999
                                            ------------            ------------
Assets:
   Investments, at fair value               $782,084,805            $501,558,559
   Investments, at contract value              9,665,420                      -
   Participant loans receivable               10,671,012               9,052,206
                                            ------------            ------------
        Total investments                    802,421,237             510,610,765

   Employer contributions receivable          25,012,800              19,647,269
   Receivable from other plan                         -                4,138,499
                                            ------------            ------------

        Total assets                         827,434,037             534,396,533
                                            ------------            ------------
 Assets available for benefits              $827,434,037            $534,396,533
                                            ============            ============

See accompanying notes to financial statements.

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

             Statement of Changes in Assets Available for Benefits

                            Year ended March 30, 2000

Additions:
   Contributions:
        Employer's                                       $ 30,283,713
        Participants'                                      47,965,059
   Interest and dividend income                            27,126,298
   Net realized and unrealized appreciation
     in fair value of investments                         172,520,463
   Transfers from other plans                              97,181,901
                                                         ------------
                     Total additions                      375,077,434

Deductions:
   Benefit payments                                        81,896,967
   Administrative expenses                                    142,963
                                                         ------------
                     Total deductions                      82,039,930
                                                         ------------
Net increase                                              293,037,504

Assets available for benefits at beginning of year        534,396,533
                                                         ------------
Assets available for benefits at end of year             $827,434,037
                                                         ============

See accompanying notes to financial statements.

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 30, 2000


(1) Description of the Plan

     The following description of the Computer Associates Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

(a) General

     The Plan is a defined contribution plan covering all eligible salaried employees. Employees are eligible to participate in the Plan with respect to employee contributions as of the first of the month following date of hire. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service to Computer Associates International, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     The Plan is administered by the Computer Associates Savings Harvest Plan Committee (Plan Committee) which consists of senior management of the Company. The trustee of the Plan is Fidelity Investments.

     As a result of acquisitions by the Company, the assets of the Computer Management Sciences Inc. Profit Sharing 401(k) Plan, Platinum Technology Inc. 401(k) Savings Plan, Innovative Designs Employee Savings Plan and the Memco Software Inc. 401(k) Plan were transferred into the Plan during the plan year ended March 30, 2000. The assets of LDA Systems, Inc. Retirement Savings Plan were partially transferred into the Plan during the Plan year ended March 30, 1999 with the remaining assets being transferred into the Plan in May 1999.

(b) Participant Accounts

     A separate account is established and maintained in the name of each participant and reflects the participant's balance invested therein. Such balance includes earnings and losses allocated to the participant's account based upon the percentage investment of the account balance to the total fund balances. Forfeited balances of terminated participant's nonvested accounts may be used to reduce future Company contributions and fund Plan expenses.

(c) Contributions

     Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 15%. Each participant can change this election at any time, but not more than once in a quarter.

     To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $10,500 and $10,000 for the calendar years ended December 31, 2000 and 1999, respectively. Participants may also contribute on an after-tax basis.

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 30, 2000

     For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant's contribution up to a maximum of 2.5% of the participant's base compensation (contributions are subject to certain IRC limitations). The total matching contribution for the year ended March 30, 2000 was $9,578,586 of which $4,307,673 was funded from Plan forfeitures.

     In addition to its matching contribution, the Company may contribute to the Plan on behalf of eligible participants, a discretionary contribution in an amount that the Board of Directors of the Company may, in its sole discretion, determine. The discretionary contribution for the year ended March 30, 2000 was $25,012,800, which was paid in the form of 438,340 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who is an employee of the Company on March 30th, generally in the same ratio that the participant's base compensation for the plan year bears to the base compensation of all participants for such plan year. The discretionary contribution was allocated directly to the Computer Associates Stock Fund into each participant's account.

(d) Vesting

     The matching and discretionary contributions made by the Company vest as follows:

                             Percent          After years
                             vested           of service
                             -------          -----------
                                0%            Less than 3
                               20%                 3
                               40%                 4
                               60%                 5
                               80%                 6
                              100%                 7

     In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

(e) Investment Options

     The assets of the Plan are invested by Fidelity Investments in nine separate funds:

     Fidelity Retirement Money Market Portfolio - invests in high-quality, short-term, U.S. dollar denominated money market securities of domestic and foreign issues.

     Fidelity Intermediate Bond Fund - invests in U.S. dollar denominated investment-grade bonds of medium and high quality.

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 30, 2000


     Fidelity Puritan Fund - invests in approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower quality debt securities.

     Fidelity Growth and Income Portfolio - invests a majority of its assets in common stocks, and may potentially invest in bonds, including lower quality debt securities.

     Fidelity Spartan U.S. Equity Index - invests at least 80% of its assets in common stocks included in the Standard and Poor's 500 index.

     Fidelity Magellan Fund - invests primarily in common stocks of domestic and foreign issuers.

     Fidelity Diversified International Fund - invests at least 65% of its assets in foreign securities, primarily in common stock.

     Computer Associates Stock Fund - invests in the common stock of the Company and temporarily in short-term liquid investments such as interest-bearing cash.

     Platinum Stable Value Fund - consists of units in the Fidelity Retirement Money Market Portfolio and a group annuity contract with Pacific Mutual Life Company.

     Participants may direct future contributions or transfer their current investment balances between funds on a daily basis.

(f) Payment of Benefits

     The Plan provides for benefit distributions to plan participants or their beneficiaries upon the participant's retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal provision criteria in the Plan and the approval of the Plan Committee.

(g) Participant Loans Receivable

     Any participant may take a loan from his/her account once certain provisions of the Plan have been met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his or her beneficiaries may be entitled. Interest rates on loans are fixed based on the prevailing market rate when the application for the loan is submitted. The prevailing rate at March 30, 2000 was 9%. All loans are being repaid in equal semimonthly installments and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of March 30, 2000 bore interest ranging from 7.5% - 10.5% and terms from one to twenty years. Participant loan fees are borne by the participant and amounted to $30,465 for the plan year ended March 30, 2000.

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 30, 2000

(h) Administrative Expenses

     To the extent that the costs of record keeping and administration of the funds are not covered by plan forfeitures, they are borne by the Company. Such costs for plan year ended March 30, 2000 were $112,498 and were covered by Plan forfeitures.

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $97,546 for the year ended March 30, 2000.

(i) Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.


(2) Summary of Significant Accounting Policies

     The  accompanying  financial  statements  of the Plan have been prepared in
     accordance  with  generally  accepted  accounting   principles.   The  more
     significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

     The accompanying financial statements have been prepared on an accrual method of accounting.

(b) Investments Valuation and Income Recognition

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the plan year ended March 30, 2000. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's March 30, 2000 financial statements. The Plan's March 30, 1999 financial statements have been reclassified to conform with the current year's presentation.

     Investments in Fidelity funds and the Computer Associates Stock Fund are stated at fair value based upon quoted prices in published sources. Participant loans receivable are valued at face value. The difference between cost at which they are stated and fair market value is immaterial.

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 30, 2000

     As a result of the merger with Platinum Technology Inc. (described in note 1(a)), the Plan added the Platinum Stable Value Fund investment option effective November 1, 1999. No new contributions may be added to the fund. However, transfers out of the fund and participant withdrawals as defined by the Plan are allowed. At March 30, 2000, the fund as reported on the accompanying financial statements consists of $4,877,631 of the Fidelity Retirement Money Market Account and a group annuity contract recorded at its contract value at March 30, 2000 of $4,787,789, as it is fully benefit responsive. The fair value of the contract at March 30, 2000 is $4,640,495. The crediting interest rates for the period from November 1, 1999 to March 30, 2000 ranged from 5.41% to 5.43%. The average yield during that same period was 5.42%.

     The realized net gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold. The unrealized net gain or loss is the change in the difference between the fair value and the cost of investments for each year.

     Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

(c) Payments of Benefits

     Benefits to participants or their beneficiaries are recorded when paid.

(d) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


(3) Investments

     The following individual investments exceeded 5% of the Plan's assets available for benefits at March 30, 2000 and 1999:

                                                2000               1999
                                            ------------       ------------
Fidelity Retirement Money Market
         Portfolio                          $ 74,023,807       $ 46,016,737
Fidelity Puritan Fund                         50,334,627         49,324,144
Fidelity Growth and Income Portfolio          80,252,576         60,932,810
Fidelity Spartan U.S. Equity Index Fund       65,936,392         49,087,484
Fidelity Magellan Fund                       150,096,995         61,002,611
Computer Associates Stock Fund               308,719,437        210,607,377

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 30, 2000
(4) Income Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated June 12, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(5) Subsequent Event (Unaudited)

     As of the Plan year end, the Computer Associates Stock Fund consisted of 3,756,625 units valued at $82.18. As of September 20, 2000, the unit price of the Computer Associates Stock Fund was $37.87. Therefore, as of September 20, 2000, net assets available for such benefits decreased by approximately $166,500,000 from the value at March 30, 2000.

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                 March 30, 2000

 Identity of issuer,               Description of investment including
 borrower, lessor or           maturity date, rate of interest, collateral,              Current
   similar party                         par, or maturity value                           value
--------------------           --------------------------------------------            ------------


*Fidelity Investments         Fidelity Retirement Money Market Portfolio,
                                91,023,807 units                                       $ 74,023,807
*Fidelity Investments         Fidelity Intermediate Bond Fund, 2,171,343 units           21,170,595
*Fidelity Investments         Fidelity Puritan Fund, 2,667,442 units                     50,334,627
*Fidelity Investments         Fidelity Growth and Income Portfolio, 1,696,313 units      80,252,576
*Fidelity Investments         Fidelity Spartan U.S. Equity Index Fund 1,241,272 units    65,936,392
*Fidelity Investments         Fidelity Magellan Fund, 1,047,798 units                   150,096,995
*Fidelity Investments         Fidelity Diversified International Fund, 1,228,119 units   31,550,376
*Computer Associates          Computer Associates Stock Fund, 3,756,625 units           308,719,437
  International, Inc.
*Pacific Mutual Life          Platinum Stable Value Fund, 9,665,420 units                 9,665,420
  Insurance Company
*Plan participants            Loans to participants with interest rates ranging
                                from 7.5% to 10.5% and terms from
                                1 year to 20 years                                       10,671,012
                                                                                       ------------
                              Total                                                    $802,421,237
                                                                                       ============